NYSE

18010364

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

CONFIDENTIAL TREATMENT REQUEST

VIA FEDEX

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2018
DIVISION OF TRADING & MARKETS

June 28, 2018

Brent J. Fields
Secretary
Office of the Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **Application Requesting Confidential Treatment for Certain Documents Produced to the United States Securities and Exchange Commission by the New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. in Connection with the respective Amendments to Form 1**

Dear Mr. Fields:

The purpose of this letter is to request confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934 for certain documents submitted pursuant to Rule 6a-2, addressed to the Division of Market Regulation, Office of Market Supervision, United States Securities and Exchange Commission ("SEC" or the "Commission"), and signed by Martha Redding, Associate General Counsel, New York Stock Exchange.

Description	Bates Nos.	Date Produced
Exhibit D of the 2018 annual Amendment to Form 1 of New York Stock Exchange LLC ("NYSE") containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE, dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market	NYSE-ONE18-000007–NYSE-ONE18-000172	June 28, 2018

Description	Bates Nos.	Date Produced
Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.		
Exhibit D of the 2018 annual Amendment to Form 1 of NYSE American LLC ("NYSE American"), containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE American, dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	AMERICAN-ONE18-000007– AMERICAN-ONE18-000172	June 28, 2018
Exhibit D of the annual Amendment to Form 1 of NYSE Arca, Inc. ("NYSE Arca"), containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE Arca, dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSEARCA-ONE18-000007– NYSEARCA-ONE18-000172	June 28, 2018

Description	Bates Nos.	Date Produced
Exhibit D of the 2018 annual Amendment to Form 1 of NYSE National, Inc. ("NYSE National"), containing unconsolidated and unaudited financial information for certain subsidiaries and affiliates of NYSE National, Inc., dated June 28, 2018 addressed to the Division of Market Regulation, Office of Market Supervision, of the SEC and signed by Martha Redding, produced to the Commission pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.	NYSENAT-ONE18-000007–NYSENAT-ONE18-000172	June 28, 2018
Organizational Chart of Intercontinental Exchange, Inc.	NYSE-ONE18-000211–NYSE-ONE18-000214 AMERICAN-ONE18-000209–AMERICAN-ONE18-000212 NYSEARCA-ONE18-000202–NYSEARCA-ONE18-000205 NYSENAT-ONE18-000199–NYSENAT-ONE18-000202	June 28, 2018

The above-referenced Bates stamped documents ("Confidential Material") are deemed by Intercontinental Exchange, Inc. ("ICE"), on behalf of the New York Stock Exchange LLC, NYSE American LLC, NYSE Arca, Inc., and NYSE National, Inc. (collectively, the "Exchanges"), to be highly confidential and confidentiality therefore is being requested under the Freedom of Information Act ("FOIA"), 5 U.S.C. 552, the Commission's rules and regulations thereunder (e.g., 17 C.F.R. 200.83(c)) and other applicable statutes or regulations. We request that the Confidential Material be kept confidential for a minimum of 3 years from the date of submission (until June 22, 2021) to ensure that the financial information contained therein is considered sufficiently stale and therefore could not create competitive harm, disadvantage the Exchanges, or be misconstrued to the detriment of the Exchanges and/or public. Because these Confidential Materials constitute financial information which are privileged or confidential, they are subject to the exemption from mandatory disclosure found in Section 552(b)(4) of FOIA ("FOIA Exemption 4").

FOIA Exemption 4 protects information "which is (a) commercial or financial, and (b) obtained from a person, and (c) confidential or privileged." *Landfair v. Dep't of the Air Force*, 645 F. Supp. 325, 327 (D.D.C. 1986). Because there is little question that the information in question is financial or that it was received from a person, the central inquiry of Exemption 4 is the confidentiality requirement. The courts have fashioned two alternative tests to determine whether commercial or financial information is confidential. Commercial or financial information is considered confidential "if disclosure of the information is likely to have either of the following effects: (1) to impair the Government's ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained." *Nat'l Parks Conservation Ass'n v. Morton*, 498 F.2d 765, 770 (D.C. Cir. 1974) ("National Parks I") (footnote omitted).

Under the second test, "it is not necessary to show actual competitive harm." *Gulf & W. Indus., Inc. v. United States*, 615 F.2d 527, 530 (D.C. Cir. 1979). Rather, "[a]ctual competition and the likelihood of substantial competitive injury is all that need be shown." *Id.* (emphasis added). Further, there is no need to marshal detailed economic analysis, such as might be required in an antitrust setting, to demonstrate the prospect of competitive harm. *Id.* at 530; *see also Nat'l Parks & Conservation Ass'n v. Kleppe* ("*National Parks II*"), 547 F.2d 673, 681 & n.24 (D.C. Cir. 1976). Indeed, competitive injury may be premised upon a reasonable inference, derived from the nature of the material requested and the competitive circumstances involved, that competitors could make affirmative use of the requested material to the detriment of the submitter. *See National Parks II*, 547 F.2d at 683-84. Such competitive harm may result from the use of such information either by direct competitors or by persons with whom one is negotiating. *See Am. Airlines, Inc. v. Nat'l Mediation Bd*, 588 F.2d 863, 868 n.13 (2d Cir. 1978).

For example, in *National Parks II*, the Court of Appeals held that it was "virtually axiomatic" that disclosure of detailed financial records would cause substantial competitive injury. *National Parks II*, 547 F.2d at 683-84. The court recognized that the release of financial statements could result in a number of competitive harms. Competitors could use the information to determine costs, revenue, and operating margins. In turn, the competitors could use this information to undercut those prices. *See id.* Other courts have reached similar conclusions, shielding financial statements from release because of the inherent competitive harm that would be caused by their disclosure. *See, e.g., People for the Ethical Treatment of Animals v. U.S. Dep't of Agriculture*, No. 03-C-195-SBC, 2005 WL 1241141, at *8 (D.D.C. May 24, 2005); *Judicial Watch, Inc. v. Export-Import Bank*, 108 F. Supp.2d 19, 29 (D.D.C. 2000).

The release of financial statements also can serve as a blueprint to competitors who want to mimic a successful business. Specifically, courts have recognized that selective pricing, market concentration, expansion plans and possible take-over bids would be facilitated by knowledge of the financial information contained in the detailed financial statements. *National Parks II*, 547 F.2d at 684.

National Parks II also made it clear that the exemption was intended to prevent the fundamental unfairness that can result from one side to a transaction having confidential information about the other in a business context. *Cf. id.* at 678 n.18. *See also Am. Airlines, Inc.*, 588 F.2d at 868 n.13. Access to a company's detailed financial information would allow competitors, customers, and employees alike to bargain for better prices, wages or interest rates, while the submitting company's unregulated competitors would not be similarly exposed. *National Parks II*, 547 F.2d at 684; *see also People for the Ethical Treatment of Animals,* 2005 WL 1241141, at *8 (withholding financial information over concerns that "breeders would gain a strong competitive edge in the negotiating process").

As in the cases discussed above, the Confidential Information, which is comprised of financial statements and balance sheets, could be used by competitors of ICE and the Exchanges to gain a competitive advantage in multiple ways.

First, competitors of ICE's other business lines could use this information to determine prices and operating margins, and in turn use the information to undercut those prices or exploit operating margins. *See, e.g.*, *National Parks II*, 547 F.2d at 684; *People for the Ethical Treatment of Animals*, 2005 WL 1241141, at *8. ICE owns and operates numerous entities engaged in varied business activities including the operation of futures trading, clearing, pricing and trading analytics, and market data services to support the trading, investment, and risk management needs of customers across virtually all asset classes. The Confidential Information for these ICE entities could be used by competitors such as CME Group, Inc. ("CME Group"), Nasdaq, Inc., and Bloomberg to directly engage in price undercutting and as a result cause competitive harm to those subsidiaries.

For example, CME Group is a direct competitor to ICE and ICE's subsidiaries in the futures trading, clearing, and market data industry. CME Group could use the Confidential Information to derive the business performance of those subsidiaries and then use the information to set pricing on its competing products, including agricultural and energy commodities and currency and equity index contracts. For instance, the Confidential Information discloses specific entities operating revenues, operating income, and operating margin, whereas the ICE publicly filed financial statements do not separate out such results for each subsidiary. As a result, the Confidential Information would provide CME Group, a direct competitor, insight into the specific business performance of competing subsidiaries that offer competing products, including operating margins. ICE does not have access to similar information regarding CME Group, putting ICE at a competitive disadvantage.

Second, competitors could use the Confidential Information to gain an unfair advantage by having insight into the best and worst performing subsidiaries and business lines. *National Parks II*, 547 F.2d at 683-84. It could then mimic and encroach upon ICE's expansion into certain businesses lines. For example, competitors could derive from the Confidential Information where ICE makes a substantial portion of its profits and therefore could use that information to move into those businesses. Disclosure of the Confidential Information also provides insights and information about experimental business lines that could reveal ICE's confidential business or expansion strategies to competitors who plan to enter the field after seeing cost and revenue information. Further, competitors could use the information to target employees of certain subsidiaries to hire them away from ICE.

Third, customers could use the operating margin or profits of certain business lines contained in the Confidential Information to put pricing pressure on ICE to lower its prices or decide to move their business somewhere else, which would put ICE at a competitive disadvantage. Specifically, the Confidential Information would provide competitors with information on the ICE subsidiaries engaged in business areas such as Pricing Analytics, Market Data, Futures and Clearing, and Credit Execution without ICE having access to comparable information for those competitors in those business arenas. Similarly, the unequal information would allow any party to improve its negotiation position against ICE and its subsidiaries, enabling them to bargain for better prices, wages, or interest rates. Meanwhile, ICE's unregulated competitors would not be similarly exposed.

Fourth, the fact that the SEC requires the Confidential Information to be unconsolidated standalone financials for every subsidiary means that ICE shareholders will have access to immaterial financial information and could come to an incorrect conclusion about the information. For example, although the stand-alone financials for a given subsidiary are accurate, a shareholder could be confused by items such as intercompany loans between two subsidiaries. Without seeing the consolidated effect, the investor could incorrectly interpret a loan as a loss or asset.

Similarly, media sources could publish speculative or negative stories based on incorrect interpretation of the unconsolidated stand-alone financials, which could then have a negative impact on ICE's stock price. Such an effect would not only put ICE at a competitive disadvantage by impeding ICE's ability to use its stock for acquisitions but it could also harm ICE's shareholders.

Fifth, activist investors could misuse the information from the Confidential Information, putting ICE at a competitive disadvantage to other public companies that do not have to disclose financial information similar to that found in the Confidential Information because it isn't material to the business of the public company.

For all the foregoing reasons, the Exchanges requests that the Commission determine to protect the confidentiality of the Confidential Material and the information contained therein.

We consent to the release of the Confidential Material for official purposes to any member of the Commission, its staff, other government agencies, offices or bodies, or Congress.

Should the Commission receive any request for these documents from any third party not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, either pursuant to FOIA or otherwise, we request that we are given an opportunity to object to such disclosure. Furthermore, should the Commission be inclined to disclose these documents to any third party that is not a member of the Commission, its staff, other government agencies, offices or bodies, or Congress, we request that, in accordance with normal Commission practice, the Commission will provide ten business days' advance notice of any such decision. See, e.g., Chrysler Corp. v. Brown, 441 U.S. 281 (1979).

In that event, we request that the Commission immediately telephone and provide a written copy of such notice to Martha Redding, Associate General Counsel, New York Stock Exchange, 11 Wall Street, 19th Floor, New York, New York 10005, (212) 656-2938, martha.redding@theice.com, so that further substantiation of this confidentiality request may be submitted.

Sincerely,

Cc via email, without enclosure:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

The following information was submitted with a request that the Securities and Exchange Commission grant confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934 ("Exchange Act") for certain information contained in Exhibit D of amendments to Form 1, which were filed pursuant to Rule 6a-2 under the Exchange Act. The Securities and Exchange Commission denied the request for confidential treatment. See Securities Exchange Act Release No. 83760 (August 1, 2018) (Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc. and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act). See also Securities Exchange Act Release No. 84497 (October 29, 2018) (Order Lifting the Automatic Stay of the Order Denying Applications by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., Respectively, for Confidential Treatment Pursuant to Rule 24b-2 under the Exchange Act for Material Filed Pursuant to Rule 6a-2 under the Exchange Act).

NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	74
Accounts receivable, net of allowance		(2,040)
Due from affiliates		194,635
Income tax receivable		1,364
Current assets		194,033
NON-CURRENT ASSETS:		
Goodwill		89,412
Deferred tax asset- noncurrent		-
Other non-current assets		89,412
Assets		283,445
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,298
SEC fees payable		2,480
Current liabilities		4,778
Liabilities		4,778
Noncontrolling Interest		(27,418)
SHAREHOLDERS EQUITY:		
Contributed capital		(59,971)
Additional paid-in capital		529
Retained earnings		365,527
Equity		306,085
Total liabilities and equity	$	283,445

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	58,759
Data services fees, net		4,870
Other revenues		25,492
Transaction based expenses		(6,147)
Total revenue, less transaction-based expenses		**82,974**
Compensation and benefits		7
Professional services		64
Technology and communication		2,337
Selling, general and administrative		(533)
Affiliate expense		19,845
Operating expenses		**21,720**
Operating income		**61,254**
Affiliate interest expense		932
Other expense, net		**932**
Pre-tax net income		**60,322**
Income tax expense		1,241
Net income		**59,081**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
OTHER NONCURRENT ASSETS		
Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	**$**	**4,234**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**
EQUITY:		
Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	**$**	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Excha Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.

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Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Selling, general & administration	$	4
Operating expenses		**4**
Net loss	**$**	**(4)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD®

BRIX Holding Company, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

Total assets	$ -
LIABILITIES AND MEMBER EQUITY:	
CURRENT LIABILITIES:	
Due to affiliate	$ 1
Current liabilities	1
Total liabilities	1
EQUITY:	
Member capital	2,702
Retained earnings	(2,703)
Equity	**(1)**
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

OTHER EXPENSE:	
Other expense	0
Other expense	**0**
Net loss	**$ 0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Chatham Energy LLC
Balance Sheet
Year Ended December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	24,575
Current assets		24,575
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		59
Accumulated depreciation		(56)
Property and equipment net		3
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other intangibles, net		4,010
Other non-current assets		9,412
Total assets	**$**	**33,990**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	20
Accrued salaries and benefits		214
Current liabilities		234
Total liabilities		**234**
EQUITY:		
Contributed Capital		29,092
Retained Earnings		4,664
Equity		**33,756**
Total liabilities and equity	**$**	**33,990**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chatham Energy LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	3,221
Operating revenues		**3,221**
OPERATING EXPENSES:		
Compensation and benefits		1,390
Professional services		6
Rent and occupancy		88
Technology and communication		92
Selling, general and administrative		19
Depreciation and amortization expense		1,203
Intercompany affiliate expense		194
Operating expenses		**2,992**
Net income	**$**	**229**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	406
Income tax receivable		114
Current assets		520
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	**$**	**33,852**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	28
Due to affiliates		269
Current liabilities		297
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - non-current		12,100
Non-current liabilities		12,100
Total liabilities		**12,397**
EQUITY:		
Additional paid-in capital		1,950
Retained earnings		15,426
Accumulated other comprehensive income		4,079
Equity		**21,455**
Total liabilities and equity	**$**	**33,852**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Exchange, Inc.
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Compensation and benefits		
Professional services		1
Selling, general & administration		21
Operating expenses		**22**
Operating loss		**(22)**
OTHER EXPENSE:		
Other expense		**19**
Pre-tax net loss		(41)
Income tax benefit		5,328
Net loss	$	**5,287**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	**$**	**2,529**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		2,529
Member Equity		**2,529**
Total Liabilities and Member Equity	**$**	**2,529**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	-
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Chicago Depositary, Inc. (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Clearing Corporation for Options and Securities (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Commodity Exchange Center (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total Assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total member equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDIT MARKET ANALYSIS USA
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	423
Income tax receivable		1,679
Current assets		2,102
PROPERTY AND EQUIPMENT		
Property and equipment cost		334
Accumulated depreciation		(36)
Property and equipement, net		298
OTHER NON-CURRENT ASSETS:		
Deferred tax assets- noncurrent		161
Other non-current assets		161
Assets		2,561
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		485
Other current liabilities		135
Due to affiliates		3,202
Current liabilities		3,822
SHAREHOLDERS EQUITY:		
Contributed capital		71
Retained deficit		(1,332)
Equity		(1,261)
Total liabilities and equity	$	2,561

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDIT MARKET ANALYSIS, USA
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Affiliate revenue	$ 348
Total revenue	**348**
Compensation and benefits	4,899
Professional services	24
Acquisition-related transaction and integration costs	188
Technology and communication	23
Selling, general and administrative	144
Affilate expense	35
Operating expenses	**5,313**
Operating loss	**(4,965)**
Other expense, net	3
Other expense, net	**3**
Pre-tax net loss	**(4,968)**
Income tax benefit	1,991
Net income	**(2,977)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,020
Accounts receivable, net of allowance		68
Prepaid expenses and other current assets		148
Current income tax receivable		59
Current assets		4,295
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		32,727
Accumulated depreciation		(27,011)
Property and equipment, net		5,716
OTHER NON-CURRENT ASSETS:		
Goodwill		358,772
Other intangibles, net		9,291
Other noncurrent assets		955
Other non-current assets		369,018
Assets		379,029
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		99
Accrued salaries and benefits		1,772
Due to affiliates, net		468,991
Current liabilities		470,862
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		3,153
Non-current liabilities		3,153
Liabilities		474,015
EQUITY:		
Additional paid-in capital		23,249
Contributed capital		410,698
Retained deficit		(543,455)
Accumulated other comprehensive income		14,522
Equity		(94,986)
Total liabilities and equity	$	379,029

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX GROUP INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Transaction fees, net	$	325
Other revenue		321
Affiliate revenue		2,461
Total revenue		3,107
Compensation and benefits		6,749
Professional services		214
Technology and communications		466
Rent and other occupancy		1,011
Selling, general & administration		245
Amortization & depreciation expense		8,277
Service & license fees to affiliate		5,191
Operating expenses		22,153
Operating loss		(19,046)
Interest income		3
Interest expense to affiliates		603
Other expense, net		(272)
Other expense, net		334
Pre-tax net loss		(18,710)
Income tax benefit		6,476
Net loss	$	(12,234)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	59
Accounts receivable, net of allowance		1,159
Due from affiliates, net		497,117
Assets	$	498,335
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Current liabilities		2
Liabilities		2
Contributed capital		94,686
Retained earnings		403,647
Equity	$	498,333
Total liabilities and equity	$	498,335

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

CREDITEX LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Transaction fees, net	$ 4,563
Total revenue	4,563
Selling, general & administration	7
Service & license fees to affiliate	150
Operating expenses	157
Operating income	4,405
Other income, net	41
Pre-tax net income	4,446
Net income	$ 4,446

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX SECURITIES CORP
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	6,225
Restricted cash		300
Accounts receivable, net of allowance		694
Deferred tax assets - current		-
Income tax receivable		(1)
Prepaid expenses and other current assets		365
Current assets		7,583
OTHER NON-CURRENT ASSETS:		
Deferred tax asset - non-current		71
Other non-current assets		250
Other non-current assets		321
Assets		7,904
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		64
Accrued salaries and benefits		32
Income Tax Payable		1
Due to affiliates		96
Current liabilities		193
NON-CURRENT LIABILITIES:		
Other non-current liabilities		157
Non-current liabilities		157
EQUITY:		
Retained earnings		5,263
Contributed capital		2,291
Equity		7,554
Total liabilities and equity	$	7,904

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITEX SECURITIES CORP
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Transaction fees, net	$ 12,801
Total revenue	12,801
Compensation and benefits	1,727
Professional services	456
Technology and communication	456
Rent and occupancy	217
Selling, general & administration	153
Service & license fees to affiliates	8,246
Operating expenses	11,255
Operating income	1,546
Interest expense	4
Other income, net	(4)
Other expense	-
Pre-tax net loss	1,545
Income tax expense	558
Net loss	$ 987

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)

OTHER NONCURRENT ASSETS:		
Deferred tax asset - noncurrent	$	621
Investment in affiliates		4,178
Other noncurrent assets		4,799
Assets	$	4,799
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Income taxes payable	$	-
Due to affiliates, net		6,424
Current liabilities		6,424
EQUITY:		
Retained deficit		(2,131)
Accumulated other comprehensive income		506
Equity		(1,625)
Total liabilities and equity	$	4,799

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	$	-
		-
Operating expenses		-
Operating income		-
Pre-tax net income		-
Income tax expense		(349)
Net income	$	(349)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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DCFB, LLC(dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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eCops, LLC (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		**1**
Total Member Equity	$	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Electric Railroad LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	46
Due from affliliate		720
Current assets		766
Total assets	**$**	**766**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		283
Accrued salaries and benefits		110
Current liabilities		**393**
EQUITY:		
Contributed capital		49
Retained earnings		324
Equity		**373**
Total liability and equity	$	**766**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by ' accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ıich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

TOTAL REVENUE	$ -
OPERATING EXPENSES:	
Selling, general and administrative	(183)
Operating expenses	**(183)**
Pre-tax net income	183
Income tax expense	0
Net income	$ **183**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1'
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Guaranty Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Hawk Enterprises 1, Inc.(dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Hawk Enterprises 2, LLC(dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Highway Networks LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE 4165 LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Cash Clearing		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE 5660 LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	(8)
Prepaids		67
Current assets		59
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		134,472
Accumulated depreciation		(26,698)
Property and equipment, net		107,774
NON-CURRENT ASSETS		
Other non-current assets		116
Non-current assets		116
Total assets	$	107,949
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1,147
Due to affiliate		107,847
Current liabilities		108,994
Total liabilities		108,994
EQUITY:		
Contributed capital		37,776
Retained deficit		(38,821)
Equity		(1,045)
Total liabilities and equity	$	107,949

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE 5660 LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue		0
OPERATING EXPENSES:		
Professional Services		767
Rent and other occupancy		2,817
Selling, general and administrative		1,510
Amortization and depreciation expense		9,269
Operating expenses		**14,363**
Net loss	**$**	**(14,363)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE Atrium, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	597
Accounts receivable, net of allowance		676
Prepaid expenses and other current assets		1,579
Income tax receivable		58
Current assets		2,910
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		889
Accumulated depreciation		(145)
Property and equipment, net		744
NON-CURRENT ASSETS:		
Goodwill		1,048
Other non-current assets		8
Deferred tax receivable		1,217
Other non-current assets		2,273
Assets		5,927
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		630
Accrued salaries and benefits		258
Due to affiliates		3,196
Deferred revenue		191
Current liabilities		4,275
Liabilities		4,275
SHAREHOLDERS EQUITY:		
Additional paid-in capital		19
Retained earnings		1,633
Equity		1,652
Total liabilities and equity	$	5,927

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE Atrium, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	2,255
Affiliate revenue		150
Total revenue		**2,405**
Compensation and benefits		1,458
Professional services		54
Technology and communication		3,188
Rent and occupancy		196
Selling, general and administrative		45
Depreciation and amortization		145
Affiliate expense		899
Operating expenses		**5,985**
Operating loss		**(3,580)**
Other expense, net		18
Other expense, net		**18**
Pre-tax net income		**(3,598)**
Income tax benefit		743
Net income		**(2,855)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliate	$	339
Current assets		339
Assets		339
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		339
Equity		339
Total liabilities and equity	$	339

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Clear U.S. Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)

(in thousands)

Current assets:		
Cash and cash equivalents	$	9,263
Margin deposits and guaranty funds		4,196,495
Restricted Cash		80,500
Accounts receivable, net of allowance		31,180
Prepaid expenses and other current assets		1,333
Current assets		4,318,771
Other non-current assets:		
Restricted cash		50,000
Deferred tax asset - noncurrent		1,349
Other non-current assets		51,349
Total assets	$	4,370,120
Current liabilities:		
Accounts payable and accrued liabilities	$	4,492
Accrued salaries and benefits		2,326
Margin deposits and guaranty funds		4,196,495
Other current liabilities		3,622
Deferred Revenue		1,012
Due to affiliates, net		15,362
Income taxes liability		88
Current liabilities		4,223,397
Total liabilities		4,223,397
Equity:		
Contributed capital		60,804
Retained earnings		85,919
Total equity		146,723
Total liabilities and equity	$	4,370,120

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Clear U.S. Inc.
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	253,621
Other revenues		19,487
Service and license fees for affiliates		959
Total revenues		274,067
Expenses:		
Compensation and benefits		13,398
Professional services		1,791
Technology and communication		166
Rent and occupancy		1,098
Selling, general and adminstrative		2,298
Service and license fees to affiliates		49,059
Operating expenses		67,810
Operating income		206,257
Other expenses, net		806
Interest expense to affiliates		(407)
Other expense, net		399
Pre-tax net income		206,656
Income tax expense		83,920
Net income	$	122,736

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS		
Accounts Receivable		1
Prepaid expenses and Other Current Assets	$	36
		37
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		12,348
Accumulated depreciation		(6,959)
Property and equipment net		5,389
OTHER NONCURRENT ASSETS		
Goodwill		4,776
Other noncurrent assets		19
Other noncurrent assets		4,795
Total assets	**$**	**10,221**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	234
Accrued salaries and benefits		639
Due to affiliate		23,335
Current liabilities		24,208
Total liabilities		**24,208**
EQUITY:		
Contributed capital		8,541
Retained deficit		(22,528)
Equity		**(13,987)**
Total liabilities and equity	**$**	**10,221**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princip generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been deriv from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but (not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements an notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Credit Hub, LLC
Income Statement
As Of December 31, 2017
(Unaudited)
(In thousands)

REVENUES:	
Transaction fees, net	$ -
Operating revenues	-
OPERATING EXPENSES:	
Compensation and benefits	505
Professional services	(10)
Rent and other occupancy	418
Technology	67
Selling, general & administration	44
Amortization & depreciation expense	975
Service & license fees to affiliates	1,364
Operating expenses	**3,363**
Other Income net	**(4)**
Pre-tax net loss	(3,367)
Net loss	**$ (3,367)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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ICE Data Analytics LLC(1)
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		8,210
Prepaid expenses and other current assets		298
Income tax receivable		18
Due from affiliates, net		328,682
Current assets		337,208
Property and equipment:		
Property and equipment cost		9,551
Accumulated depreciation		(2,768)
Property and equipment, net		6,783
Other non-current assets:		
Other noncurrent assets		154
Other non-current assets		154
Total assets	$	344,145

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		416
Accrued salaries and benefits		2,791
Deferred revenue		210
Current liabilities		3,417
Non-current liabilities:		
Other noncurrent liabilities		1,164
Deferred revenue- long-term		8
Non-current liabilities		1,172
Total liabilities		4,589
Equity:		
Contributed capital		446
Retained earnings		339,110
Total equity		339,556
Total liabilities and equity	$	344,145

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as BondEdge Solutions, LLC. Name change was effective on March 14, 2018.

ICE TRADE THE WORLD™

ICE Data Analytics LLC[1]
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 37,681
Total revenues	37,681
Expenses:	
Compensation and benefits	11,136
Professional services	426
Acquisition-related transaction and integration costs	1,005
Technology and communication	1,783
Rent and occupancy	1,318
Selling, general and administrative	1,473
Depreciation and amortization	1,917
Affiliate expenses	19
Operating expenses	19,077
Operating income	18,604
Other expenses, net	1
Pre-tax net income	18,603
Income tax benefit	7
Net income	$ 18,610

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as BondEdge Solutions, LLC. Name change was effective on March 14, 2018.

ICE Data Derivatives, Inc.[1]
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,374
Accounts receivable, net of allowance		17,853
Prepaid expenses and other current assets		346
Current assets		**21,573**
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		27,030
Accumulated depreciation		(14,188)
Property and equipment, net		**12,842**
OTHER NON-CURRENT ASSETS:		
Goodwill		306,722
Other intangibles, net		24,970
Other non-current assets		**331,692**
Total assets	**$**	**366,107**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	3,293
Accrued salaries and benefits		414
Due to affiliate		28,254
Deferred revenue, current		26,838
Income tax payable		193
Current liabilities		**58,992**
NON-CURRENT LIABILITIES:		
Deferred tax liability- non-current		9,580
Other non-current liabilities		922
Non-current liabilities		**10,502**
Total liabilities		**69,494**
EQUITY:		
Additional paid-in-capital		3,701
Retained earnings		292,912
Total equity		**296,613**
Total Liabilities and equity	**$**	**366,107**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Data Derivatives, Inc.[1]
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	54,145
Affiliate revenue		19
Total revenue		**54,164**
Compensation and benefits		2,318
Professional services		118
Technology and communication		11,256
Rent and occupancy		153
Selling, general and administrative		394
Depreciation and amortization		18,506
Intercompany related expense		23,544
Operating expenses		**56,289**
Operating loss		**(2,125)**
Interest income		31
Other expense, net		574
Other expense, net		**(543)**
Pre-tax net loss		**(2,668)**
Income tax expense		24,695
Net loss		**(27,363)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Super Derivatives, Inc. Name change was effective on March 15, 2018.

ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	1,760
Accounts receivable, net of allowance			7,952
Prepaid expenses and other current assets			363
	Current assets		10,075
PLANT PROPERTY AND EQUIPMENT:			
Property and equipment			13
	Property and equipment, net		13
NON-CURRENT ASSETS:			
Goodwill			75,695
Other intangibles, net			64,728
	Other non-current assets		140,423
	Assets		150,511
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			1,765
Accrued salaries and benefits			747
Due to affilities			144,627
Deferred revenue			(961)
	Current liabilities		146,178
	Liabilities		146,178
SHAREHOLDERS EQUITY:			
Retained earnings			4,333
	Equity		4,333
	Total liabilities and equity	$	150,511

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	9,497
Total revenue		**9,497**
Compensation and benefits		1,671
Professional services		159
Technology and communication		1,799
Selling, general and administrative		4
Depreciation and amortization		1,172
Operating expenses		**4,805**
Operating income		**4,692**
Affiliate interest expense		397
Other expense, net		**397**
Pre-tax net income		**4,295**
Net income		**4,295**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ICE Data LP Controller: ICE Data Mgmt Grp LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	4,304
Prepaids and other current assets		-
Current income tax receivable		1
Due from affiliates		91,332
Current Assets		95,637
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		21
Accumulated depreciation		(21)
Property and equipment net		0
OTHER NONCURRENT ASSETS		
Deferred tax asset - noncurrent		282
Other noncurrent assets		282
Total assets	**$**	**95,919**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	24
Accrued salaries and benefits		740
Income taxes payable		(39)
Deferred revenue		1,642
Current liabilities		2,367
Total liabilities		**2,367**
EQUITY:		
Contributed capital		4,935
Retained earnings		88,617
Equity		**93,552**
Total liabilities and equity	**$**	**95,919**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include inco taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto f the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Secu and Exchange Commission.

ICE TRADE THE WORLD

ICE Data LP Controller: ICE Data Mgmt Grp LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Market data revenue	$	18,121
Revenue from affiliate, net		1,299
Operating revenues		**19,420**
OPERATING EXPENSES:		
Compensation and benefits		3,718
Professional Services		163
Rent and other occupancy		240
Technology and communication		118
Selling, general & administration		126
Intercompany Expense		2,706
Operating expenses		**7,071**
Pre-tax net income		12,349
Income tax expense		3,845
Net income	$	**8,504**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

ice TRADE THE WORLD

ICE Data Pricing & Reference Data, LLC[1]
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	1,273
Accounts receivable, net of allowance	162,673
Prepaid expenses and other current assets	2,931
Income tax receivable	13
Due from affiliates, net	2,068,768
Current assets	2,235,658
Property and equipment:	
Property and equipment cost	49,262
Accumulated depreciation	(17,668)
Property and equipment, net	31,594
Total assets	$ 2,267,252

LIABILITIES and EQUITY

Current liabilities:	
Accounts payable and accrued liabilities	21,069
Accrued salaries and benefits	11,757
Deferred revenue	1,240
Current liabilities	34,066
Non-current liabilities:	
Other noncurrent liabilities	3,071
Non-current liabilities	3,071
Total liabilities	37,137
Equity:	
Contributed capital	3,790
Retained earnings	2,226,325
Total equity	2,230,115
Total liabilities and equity	$ 2,267,252

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Pricing & Reference Data, LLC. Name change was effective on March 14, 2018.

ICE TRADE THE WORLD

ICE Data Pricing & Reference Data, LLC[1]
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	**584,111**
Affiliate revenue	**5,929**
Total revenues	**590,040**
Expenses:	
Compensation and benefits	**71,597**
Professional services	**8,193**
Acquisition-related transaction and integration costs	**1,771**
Technology and communication	**55,243**
Rent and occupancy	**5,697**
Selling, general and administrative	**1,898**
Depreciation and amortization	**8,685**
Affiliate expense	**27,231**
Operating expenses	**180,315**
Operating income	**409,725**
Other income, net	**15**
Pre-tax net income	**409,740**
Income tax expense	**2**
Net income	$ **409,738**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Pricing & Reference Data, LLC. Name change was effective on March 14, 2018.

ICE TRADE THE WORLD™

ICE Data Services Wireless LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,536
Accounts receivable, net of allowance		1,074
Due from affiliates		540
Prepaid expenses and other current assets		19
Current assets		3,169
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		4,788
Accumulated depreciation		(799)
Property and equipment, net		3,989
NON-CURRENT ASSETS:		
Goodwill		299
Other intangibles, net		3,312
Other non-current assets		95
Other non-current assets		3,706
Assets		10,864
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,170
Other current liabilities		35
Deferred revenue		170
Current liabilities		2,375
Liabilities		2,375
SHAREHOLDERS EQUITY:		
Retained earnings		8,489
Equity		8,489
Total liabilities and equity	$	10,864

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Services Wireless LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	4,789
Total revenue	**4,789**
Compensation and benefits	
Professional services	324
Technology and communication	2,282
Rent and occupancy	1
Selling, general and administrative	298
Depreciation and amortization	1,187
Affiliate expense	150
Operating expenses	**4,242**
Operating income	**547**
Other expense, net	1
Other expense, net	**1**
Pre-tax net income	**546**
Net income	**546**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Data Services, Inc.[1]
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Prepaid expenses and other current assets		7,639
Current assets		7,639
Property and equipment:		
Property and equipment cost		104,745
Accumulated depreciation		(24,698)
Property and equipment, net		80,047
Other non-current assets:		
Deferred tax assets- non-current		42,142
Other noncurrent assets		153
Other non-current assets		42,295
Total assets	$	129,981

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		19,433
Accrued salaries and benefits		11,576
Other current liabilities		
Current income tax payable		2,775
Due to affiliates, net		1,776,802
Current liabilities		1,810,586
Non-current liabilities:		
Other noncurrent liabilities		27,786
Non-current liabilities		27,786
Total liabilities		1,838,372
Equity:		
Contributed capital		(679,234)
Retained deficit		(1,029,157)
Total equity		(1,708,391)
Total liabilities and equity	$	129,981

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Corporation. Name change was effective on March 15, 2018.

ICE TRADE THE WORLD™

ICE Data Services, Inc.[1]
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	(68)
Affiliate revenue		84
Total revenues		16
Expenses:		
Compensation and benefits		45,482
Professional services		5,432
Acquisition-related transaction and integration costs		6,543
Technology and communication		15,587
Rent and occupancy		3,446
Selling, general and administrative		4,495
Depreciation and amortization		12,574
Affiliate expense		141
Operating expenses		93,700
Operating loss		(93,684)
Affiliate interest income		6,441
Other expense, net		109
Pre-tax net loss		(87,352)
Income tax expense		163,321
Net loss	$	(250,673)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

(1) Formally known as Interactive Data Corporation. Name change was effective on March 15, 2018.

ice TRADE THE WORLD™

ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:			
Cash and cash equivalents		$	708
Accounts receivable, net of allowance			144
Due from affiliates			2,369
	Current assets		3,221
	Assets		3,221
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Accounts payable and accrued liabilities			13
	Current liabilities		13
NON-CURRENT LIABILITIES:			
Other non-current liabilities			362
	Non-current liabilities		362
	Liabilities		375
SHAREHOLDERS EQUITY:			
Retained earnings			2,846
	Equity		2,846
	Total liabilities and equity	$	3,221

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD®

ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$ 2,719
Total revenue	**2,719**
Selling, general and administrative	-
Affiliate expense	623
Operating expenses	**623**
Operating income	**2,096**
Pre-tax net income	**2,096**
Net income	**2,096**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Execution Services LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Due to Affiliates		1,305
Current assets		1,305
PROPERTY PLANT AND EQUIPMENT		
Property and equipment cost		13
Accumulated depreciation		(13)
Property and equipment, net		-
Total Assets	**$**	**1,305**
LIABILITIES AND MEMBER EQUITY:		
Total liabilities		-
EQUITY:		
Contributed Capital		759
Retained earnings		546
Equity		**1,305**
Total liabilities and equity	**$**	**1,305**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD

ICE Execution Services LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue		**0**
OPERATING EXPENSES:		
Selling, general & administration	$	2
Operating expenses		**2**
Net loss	**$**	**(2)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE Futures U.S. Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	9,063
Restricted cash		29,500
Income tax receivable		68
Accounts receivable		(2,804)
Prepaid expenses and other current assets		51
Due from affiliates, net		67,092
Current assets		102,970
Property and equipment:		
Property and equipment cost		2,430
Accumulated depreciation		(2,277)
Property and equipment, net		153
Other non-current assets:		
Goodwill		890,572
Other intangibles assets, net		278,122
Other noncurrent assets		56,192
Other non-current assets		1,224,886
Total assets	$	1,328,009

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	5,733
Accrued salaries and benefits		2,416
Other current liabilities		0
Current portion of licensing agreement		0
Income tax payable - current		(120)
Deferred revenue		39
Current liabilities		8,068
Non-current liabilities:		
Deferred tax liabilities - noncurrent		56,078
Other noncurrent liabilities		3,831
Non-current liabilities		59,909
Total liabilities		67,977
Equity:		
Contributed capital		1,121,386
Retained earnings		138,646
Total equity		1,260,032
Total liabilities and equity	$	1,328,009

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Futures U.S. Inc.
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	60,044
Market Data Fees		320
Revenues from affiliates		113,454
Other revenues		1,288
Total revenues		175,106
Expenses:		
Compensation and benefits		14,025
Professional services		96
Technology and communication		783
Rent and occupancy		1,010
Selling, general and adminstrative		650
Depreciation and amortization		12,023
Service and license fees to affiliates		47,154
Operating expenses		75,741
Operating income		99,365
Other expenses, net		6
Other expense, net		6
Pre-tax net income		99,371
Income tax expense		14,395
Net income	$	84,976

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Markets, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates		17,650
Current assets		17,650
Total assets	$	**17,650**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	35
Accrued salaries and benefits		1,532
Income taxes payable		(121)
Current liabilities		1,446
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		(1,383)
Non-current liabilities		(1,383)
Total liabilities		**63**
EQUITY:		
Contributed Capital		11,184
Retained earnings		6,403
Equity		**17,587**
Total liabilities and equity	$	**17,650** $

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Markets, Inc.
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	$ 13,291
Operating Revenues	**13,291**
OPERATING EXPENSES:	
Compensation and benefits	7,467
Professional services	465
Rent and occupancy	341
Technology and communication	7
Selling, general & administrative	419
Depreciation & amortization expense	1
Intercompany expense	3,218
Operating expenses	**11,918**
OTHER EXPENSE:	
Other expense	**0**
Pre-tax net income	1,373
Income tax expense	(849)
Net income	**$ 2,222**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

ICE NGX US, Inc.[1]
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:	
Cash and cash equivalents	$ 814
Due from affiliates	249
Current assets	1,063
NON-CURRENT ASSETS:	
Deferred tax liabilities- non-current	7
Other non-current assets	7
Assets	1,070
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	282
Accrued salaries and benefits	15
Income tax payable	6
SEC fees payable	
Current liabilities	303
Liabilities	303
SHAREHOLDERS EQUITY:	
Retained earnings	783
Accumulated other comprehensive income	(16)
Equity	767
Total liabilities and equity	$ 1,070

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE NGX US, Inc.[1]
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Other revenues	$ 84
Total revenue	**84**
Compensation and benefits	80
Operating expenses	**80**
Operating income	**4**
Pre-tax net income	**4**
Income tax expense	**1**
Net income	**3**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

ICE PROCESSING LLC
BALANCE SHEET
As of December 31, 2017
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:			
Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536
LIABILITIES and EQUITY:			
CURRENT LIABILITIES:			
Due to affiliates, net		$	8,583
	Current liabilities		8,583
EQUITY:			
Retained deficit			(46)
	Equity		(46)
	Total Liabilities and Equity	$	8,536

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain inform normally included in financial statements prepared in accordance with accounting principles generally accepted in the United St America have been condensed or omitted. These financial statements do not include income taxes accounting and equity meth accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinenta Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accou principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Re Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD®

ICE PROCESSING LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE Trade Vault, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	2,172
Restricted cash		1,550
Accounts receivable, net of allowance		1,998
Current assets		5,720
Property and equipment:		
Property and equipment cost		1,440
Accumulated depreciation		(850)
Property and equipment, net		590
Total assets	$	6,310
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	41
Accrued salaries and benefits		336
Due to affiliate		2,843
Current liabilities		3,220
Non-current liabilities:		
Other Non Current Liabilities		-
Non-current liabilities		0
Total liabilities		3,220
EQUITY:		
Contributed capital		2,488
Retained earnings		602
Total equity		3,090
Total liabilities and equity	$	6,310

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Trade Vault, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Transaction fees, net	$	9,433
Revenues from affiliates		11,957
Total revenues		21,390
Operating expenses:		
Compensation and benefits		1,703
Professional services		114
Rent and other occupancy		106
Technology		3
Selling, general & administration		60
Amortization and depreciation expense		361
Service and license fees to affiliate		2,164
Total operating expenses		4,511
Operating Income		16,879
Other income:		
Other income, net		0
Interest income from affiliates		0
Other Income		0
Net Income	$	16,879

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE UK GP, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE UK LP, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE U.S. Holding Company GP, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

Non-current assets:	
Investment in affiliate	$ 15
Non-current assets	15
Total assets	15
Liabilities and Equity	
Equity:	
Retained earnings	15
Total equity	15
Total liabilities and equity	$ 15

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE U.S. Holding Company LP
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	2,001
Income taxes receivable		0
Current assets		2,001
Investment in subsidiary		112,993
Total assets	$	114,994
Liabilities and Equity		
Current liabilities:		
Accounts Payable and Accrued Liabilities		16
Income taxes payable		4,580
Due to affiliate		0
Total liabilities	$	4,596
Equity:		
Contributed capital		44,858
Retained deficit		65,540
Total equity		110,398
Total liabilities and equity	$	114,994

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

ICE U.S. Holding Company LP
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Professional Services	0
Selling, general & administration	12
Total operating expenses	**12**
Operating loss	**(12)**
Other Income	**0**
Provision for taxes	**0**
Net Loss	**$ (12)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE US OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	7,201
Accounts receivable, net of allowance		16,127
Current income tax receivable		21
Due from affiliate		16,367
Current assets		39,716
Total assets	$	**39,716**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	10,927
Current liabilities		10,927
Total liabilities		**10,927**
EQUITY:		
Additional paid-in capital		193
Retained earnings		28,596
Equity		**28,789**
Total liabilities and equity	$	**39,716**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE US OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	24,894
Market data fees		63,142
Other revenue		9
Intercompany revenue		165
Operating revenues		**88,210**
OPERATING EXPENSES:		
Selling, general & administration		634
Service & license fees to affiliates		56,090
Operating expenses		**56,724**
Operating income		**31,486**
OTHER INCOME:		
Other income		**438**
Net income	**$**	**31,924**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD™

IGLOO Intermediate Corporation
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates	$	17,410
Current assets		17,410
Non-current assets:		
Goodwill		3,231,838
Other intangibles, net		2,172,815
Deferred tax assets - noncurrent		
Investment in subsidiary		10,096
Non-current assets		5,414,749
Total assets	$	5,432,159

LIABILITIES and EQUITY

Non-current liabilities:		
Deferred tax liabilities - noncurrent		614,273
Current liabilities		614,273
Total liabilities		614,273
Equity:		
Contributed capital		1,474
Retained deficit		4,816,412
Total equity		4,817,886
Total liabilities and equity	$	5,432,159

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

IGLOO Intermediate Corporation
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	133,581
Operating expenses	**133,581**
Operating loss	**(133,581)**
Other expenses, net	-
Pre-tax net loss	**(133,581)**
Income tax benefit	301,588
Net income	**$ 168,007**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	7,828
Current income tax receivable		149
Current assets		7,977
Other non-current assets:		
Deferred tax assets - noncurrent		799
Other non-current assets		799
Total assets	$	8,776

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Total liabilities		-
Equity:		
Retained earnings		8,776
Total equity		8,776
Total liabilities and equity	$	8,776

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Interactive Data Holdinas Corporation
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Total revenues	-
Selling, general and administrative	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Income tax expense	4,175
Net loss	4,175

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Interactive Data Online Prooerties. Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net of allowance		**84**
Due to affiliates		**58,245**
Current assets		**58,329**
Non-current assets:		
Deferred tax assets- non-current		**295**
Non-current assets		**295**
Total assets	$	**58,624**

LIABILITIES and EQUITY

Current liabilities:		
Deferred Revenue		**149**
Current liabilities		**149**
Total liabilities		**149**
Equity:		
Retained earnings		**58,475**
Total equity		**58,475**
Total liabilities and equity	$	**58,624**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	3,049
Total revenues		3,049
Expenses:		
Technology and communication		34
Selling, general and administrative		4
Operating expenses		38
Operating income		3,011
Other income, net		6
Pre-tax net income		3,017
Income tax expense		336
Net income	$	2,681

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinenta lExchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents		
Accounts receivable, net of allowance		197
Due from affiliates, net		3,435
Current assets		3,632
Total assets	$	3,632
LIABILITIES and EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities		3
Deferred revenue		20
Current liabilities		23
Total liabilities		23
Equity:		
Retained earnings		3,609
Total equity		3,609
Total liabilities and equity	$	3,632

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	$ 338
Total revenues	338
Expenses:	
Selling, general and administrative	-
Operating expenses	-
Operating income	338
Other income, net	4
Other income, net	4
Pre-tax net income	342
Income tax benefit	161
Net income	$ 503

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Interactive Data Real-Time Services. Inc
Balance Sheet
As of December 31, 2017
(Unaudited)

(in thousands)

Current assets:		
Accounts receivable, net of allowance		22,285
Prepaid expenses and other current assets		902
Current assets		23,187
Property and equipment:		
Property and equipment cost		11,009
Accumulated depreciation		(5,879)
Property and equipment, net		5,130
Other non-current assets:		
Other noncurrent assets		944
Deferred tax assets- non-current		9,436
Other non-current assets		10,380
Total assets	$	38,697

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		3,959
Accrued salaries and benefits		3,203
Current income tax payable		21
Deferred revenue		3,483
Due to affiliates, net		188,674
Current liabilities		199,340
Non-current liabilities:		
Other noncurrent liabilities		335
Deferred revenue- long-term		1,190
Non-current liabilities		1,525
Total liabilities		200,865
Equity:		
Contributed capital		1,247
Retained deficit		(163,415)
Total equity		(162,168)
Total liabilities and equity	$	38,697

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Interactive Data Real-Time Services. Inc
Statement of Income
As of December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	78,160
Affiliate revenue		1,131
Total revenues		79,291
Expenses:		
Compensation and benefits		28,647
Professional services		2,002
Acquisition-related transaction and integration costs		2,688
Technology and communication		22,997
Rent and occupancy		2,684
Selling, general and administrative		684
Depreciation and amortization		3,093
Affiliate expense		8,553
Operating expenses		71,348
Operating income		7,943
Other expense, net		151
Other income, net		151
Pre-tax net income		7,792
Income tax expense		4,288
Net income	$	12,080

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,433
Restricted cash		18,722
Accounts receivable, net of allowance		10,177
Deferred tax assets - current		
Prepaid expenses and other current assets		34,043
Current Income tax receivable		57,068
Current assets		123,443
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		710,583
Accumulated depreciation		(413,018)
Property and equipment, net		297,565
OTHER NON-CURRENT ASSETS:		
Goodwill		87,773
Other intangibles, net		12,226
Deferred tax assets- noncurrent		
Investment in affiliates		1,598,635
Long-term restricted cash and investments		35,154
Other non-current assets		10,005
Other non-current assets		1,743,793
Assets		2,164,801
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		37,053
Accrued salaries and benefits		52,805
Other current liabilities		18,848
Deferred revenue		3,371
Due to affiliates		1,253,056
Current liabilities		1,365,133
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		4,344
Other non-current liabilities		45,278
Non-current liabilities		49,622
Liabilities		1,414,755
Noncontrolling interest		141,395
SHAREHOLDERS EQUITY:		
Additional paid-in capital		238,164
Retained earnings		355,547
Accumulated other comprehensive income		14,940
Equity		608,651
Total liabilities and equity	$	2,164,801

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	13,529
Data services fees, net		17,134
Other revenues		4,176
Affiliate revenue		409,082
Total revenue		**443,921**
Compensation and benefits		208,472
Professional services		28,386
Acquisition-related transaction and integration costs		12,992
Technology and communication		101,194
Rent and occupancy		2,852
Selling, general and administrative		25,399
Depreciation and amortization		95,802
Affiliate expense		16,035
Operating expenses		**491,132**
Operating loss		**(47,211)**
Interest income		91
Affiliate interest income		2,421
Other expense, net		(358)
Other expense, net		**2,154**
Pre-tax net loss		**(45,057)**
Income tax expense		21,482
Net loss		**(66,539)**
Net loss from continuing operations attributable to non-controlling interest		(27,314)
Net loss attributable to ICE	$	**(93,853)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Intercontinental Exchange International , Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:	
Other assets	1
Total assets	$ 1
LIABILITIES AND MEMBER EQUITY:	
EQUITY:	
Member capital	1
Equity	1
Total Equity	$ 1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

Intercontinental Exchange Property Protection, Inc
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	9,772
Prepaid expenses and other current assets		702
Total current assets		10,474
NON-CURRENT ASSETS:		
Deferred tax liabilities - non current		93
Total non-current assets		93
Total assets	$	10,567
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	3,204
Income tax payable		0
Due to affiliates		394
Deferred revenue		1,381
Current Liabilities		4,979
Total Liabilities		4,979
EQUITY:		
Contributed capital		4,140
Retained earnings		1,448
Total equity		5,588
Total liabilities and equity	$	10,567

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Compensation and benefits	(855)
Professional services	121
Selling, general and administrative	(68)
Operating Expenses	(802)
Operating Income	802
Interest income	-
Other Income	0
Pre-tax net income	802
Income tax expense	382
Net income	$ 420

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Cert information normally included in financial statements prepared in accordance with accounting principles generally accepted in t United States of America have been condensed or omitted. These financial statements do not include income taxes accounting equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended Decembe 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commissior

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INTERCONTINETAL EXCHANGE, INC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3,066
Restricted cash		
Prepaid expenses and other current assets		75
Income taxes receivable		
Current assets		3,141
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		15,081,840
Other non-current assets		123,110
Other non-current assets		15,204,950
Assets	$	15,208,091
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	43,171
Accrued salaries and benefits		8,070
Long term debt - current portion		1,833,474
Due to affiliates		3,300,604
Income tax payable		50,452
Current liabilities		5,235,771
NONCURRENT LIABILITIES:		
Notes payable long-term		4,266,715
Deferred taxes payable - non-current		8,757
Other non-current liabilities		3,500
Non-current liabilities		4,278,972
Liabilities		9,514,743
EQUITY:		
Common stock, $0.01 par value		6,000
Treasury stock, at cost		(1,075,729)
Additional paid-in capital		10,909,952
Retained deficit		(2,121,207)
Accumulated other comprehensive income		(2,025,668)
Equity		5,693,348
Total liabilities and equity	$	15,208,091

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

INTERCONTINETAL EXCHANGE, INC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue	**$ -**
Compensation and benefits	1,300
Selling, general and administrative	1,096
Operating expenses	**2,396**
Operating loss	**(2,396)**
Interest income	323
Affiliate interest expense	(59,089)
Interest expense	(169,383)
Other income, net	22,131
Other expense	**(206,018)**
Pre-tax net loss	**(208,414)**
Income tax benefit	210,954
Net income	**$ 2,540**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		0
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		160
Accumulated depreciation		(34)
Property and equipment, net		126
Assets		126
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		84
Current liabilities		84
Liabilities		84
SHAREHOLDERS EQUITY:		
Retained earnings		42
Equity		42
Total liabilities and equity	$	126

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Internet Services Telco LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Depreciation and amortization	34
Operating expenses	**34**
Operating loss	**(34)**
Pre-tax net loss	**(34)**
Net loss	**(34)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Maroon Holdings LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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MERSCORP Holdings, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Mortgage Electronic Registration System, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	14,581
Restricted cash		99
Accounts receivable, net of allowance		15,093
Other receivables		764
Short-term investments		7,870
Prepaid expenses and other current assets		1,909
Current assets		40,316
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment, net		10,789
Property and equipment, net		10,789
OTHER NON-CURRENT ASSETS:		
Goodwill		27,180
Other intangibles, net		30,829
Long-term restricted cash and investments		141,076
Other non-current assets		3,500
Other non-current assets		202,585
Assets		253,690
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		9,222
Deferred revenue		1,849
Current liabilities		11,071
NON-CURRENT LIABILITIES:		
Deferred tax liability - current		3,044
Other non-current liabilities		82,328
Non-current liabilities		85,372
Liabilities		96,443
SHAREHOLDERS EQUITY:		
Contributed capital		110,844
Retained earnings		46,884
Accumulated other comprehensive income		(481)
Equity		157,247
Total liabilities and equity	$	253,690

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	96,943
Total revenue		**96,943**
Compensation and benefits		18,621
Professional services		4,718
Technology and communication		13,822
Rent and occupancy		1,495
Selling, general and administrative		2,663
Depreciation and amortization		5,437
Operating expenses		**46,756**
Operating income		**50,187**
Interest expense		(16)
Other income, net		725
Other income, net		**741**
Pre-tax net income		**50,928**
Income tax expense		20,972
Net income		**29,956**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Futures Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	**$**	**1**
LIABILITIES AND MEMBER EQUITY:		
MEMBER EQUITY:		
Member capital		1
Member equity		**1**
Total Member Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NSX Securities, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE American LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	319
Accounts receivable, net of allowance		36,475
Current assets		36,794
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		384
Accumulated depreciation		(384)
Property and equipment, net		0
NON-CURRENT ASSETS:		
Goodwill		932,588
Other intangibles, net		660,331
Other noncurrent assets		57,243
Other non-current assets		1,650,162
Assets		1,686,956
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		49,088
Accrued salaries and benefits		1,293
Due to affiliate		55,769
Income Tax Payable		340
Deferred revenue		6,680
SEC fees payable		814
Current liabilities		113,984
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		189,824
Other non-current liabilities		2,385
Deferred Revenue - Long Term		4,011
Non-current liabilities		196,220
Liabilities		310,204
Noncontrolling interest		27,418
SHAREHOLDERS EQUITY:		
Contributed capital		59,971
Additional paid-in capital		3,065
Retained earnings		1,285,191
Accumulated other comprehensive income		1,107
Equity		1,349,334
Total liabilities and equity	$	1,686,956

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	6,666
Data services fees, net		9,639
Listing Fees		19,621
Other revenues		627
Affiliate revenue		626
Transaction based expenses		(5,273)
Total revenue, less transaction-based expenses		**31,906**
Compensation and benefits		7,652
Professional Services		371
Technology and communication		214
Selling, general and administrative		276
Depreciation and amortization		8,647
Affiliate expense		8,681
Operating expenses		**25,841**
Operating income		**6,065**
Interest income		39
Other income, net		7,285
Other expense, net		**7,246**
Pre-tax net income		**13,311**
Income tax benefit		(69,698)
Net income		**83,009**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA, Inc.[1]
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	555
Accounts receivable, net of allowance		8,829
Due from affiliates		270,471
Prepaid expenses and other current assets		1,405
Income tax receivable		413
Current assets		281,673
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,682
Accumulated depreciation		(1,428)
Property and equipment, net		254
NON-CURRENT ASSETS:		
Other noncurrent assets		55,375
Other non-current assets		55,375
Assets		337,302
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,082
Accrued salaries and benefits		1,436
SEC fees payable		2,932
Current liabilities		5,450
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		2,494
Other non-current liabilities		128
Non-current liabilities		2,622
Liabilities		8,072
SHAREHOLDERS EQUITY:		
Additional paid-in capital		3,570
Retained earnings		324,551
Accumulated other comprehensive income		1,109
Equity		329,230
Total liabilities and equity	$	337,302

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA, Inc.[1]
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	125,593
Data services fees, net		8,518
Other revenues		20,442
Transaction based expenses		(85,237)
Total revenue, less transaction-based expenses		**69,316**
Compensation and benefits		7,838
Professional services		64
Technology and communication		1,330
Rent and occupancy		3,364
Selling, general and administrative		385
Depreciation and amortization		158
Affiliate expense		9,878
Operating expenses		**23,017**
Operating income		**46,299**
Affiliate interest income		2,223
Other expense, net		7,456
Other expense, net		**9,679**
Pre-tax net income		**55,978**
Income tax expense		18,380
Net income		**37,598**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,544
Accounts receivable, net of allowance		26,885
Due from affiliates		299,079
Prepaid expenses and other current assets		1,303
Current assets		328,811
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		88,663
Accumulated depreciation		(44,467)
Property and equipment, net		44,196
NON-CURRENT ASSETS:		
Goodwill		563,001
Other intangibles, net		987,110
Other non-current assets		2,458
Other non-current assets		1,552,569
Assets		1,925,576
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		(1,479)
Accrued salaries and benefits		3,551
Income tax payable		545
Deferred revenue		1,096
SEC fees payable		55,625
Current liabilities		59,338
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		281,094
Other non-current liabilities		19,298
Deferred revenue - long term		(1,136)
Non-current liabilities		299,256
Liabilities		358,594
SHAREHOLDERS EQUITY:		
Additional paid-in capital		9,356
Retained earnings		1,557,626
Equity		1,566,982
Total liabilities and equity	$	1,925,576

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	620,415
Data services fees, net		75,924
Listing Fees		10,995
Other revenues		17,125
Affiliate revenue		1,624
Transaction based expenses		(532,463)
Total revenue, less transaction-based expenses		**193,620**
Compensation and benefits		13,979
Professional services		528
Technology and communication		4,330
Rent and occupancy		684
Selling, general and administrative		1,950
Depreciation and amortization		24,764
Affiliate expense		79,452
Operating expenses		**125,687**
Operating income		**67,933**
Affiliate interest income		4,251
Interest expense		
Other expense, net		(4)
Other expense, net		**4,247**
Pre-tax net income		**72,180**
Income tax benefit		93,878
Net income		**166,058**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	353
Income tax receivable		2,507
Current assets		2,860
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		2,441
Deferred tax asset - non-current		8,794
Other non-current assets		167,216
Total assets	$	170,076
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	1,863
Due to affiliates		127,441
Current liabilities		129,304
NON-CURRENT LIABILITIES:		
Other non-current liabilities		38,253
Non-current liabilities		38,253
Total liabilities		167,557
EQUITY:		
Contributed capital		(2,197)
Retained earnings		4,716
Total equity		2,519
Total liabilities and equity	$	170,076

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		0
Expenses:		
M&A expenses		481
Selling, general, and administrative		(2,581)
Amortization and Depreciation		10,885
Intercompany expenses		1,001
Operating expenses		9,786
Operating loss		(9,786)
Intercompany Interest income		1,486
Other income net		285
Other expense, net		1,771
Pre-tax net loss		(8,015)
Income tax expense		2,443
Net income	$	(10,458)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	323
Due from affiliates		3,637,838
Current assets		3,638,161
OTHER NON-CURRENT ASSETS:		
Other non-current assets		11,000
Deferred tax assets - non-current		0
Other non-current assets		11,000
Assets	$	3,649,161
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	-
Income taxes payable		-
Current Liabilities		0
NON-CURRENT LIABILITIES:		
Notes payable - non-current		-
Non-current liabilities		0
Liabilities		0
EQUITY:		
Contributed Capital		3,585,641
Retained defecit		63,520
Total equity		3,649,161
Total liabilities and equity	$	3,649,161

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Professional services	-
Technology and communication	-
Selling, general and administrative	8
Intercompany Expense	-
Operating expenses	8
Operating loss	(8)
Interest income	-
Interest income from affiliates	67,259
Interest expense	(11,091)
Other expense, net	(318)
Other expense, net	55,850
Pre-tax net loss	55,842
Income tax benefit	-
Net loss	$ 55,842

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE IP LLC
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from affiliates	$	662
Current assets		662
Assets	$	662
LIABILITIES AND EQUITY:		
EQUITY:		
Retained deficit		(3,132)
Contributed capital		3,869
Accumulated other comprehensive income		(75)
Total equity		662
Total liabilities and equity	$	662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe Holdings, LLC (Dormant)
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due from affiliate	$ 2
Current liabilities	2
Liabilities	2
EQUITY:	
Retained deficit	(2)
Total equity	(2)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	83
Current assets		83
NON-CURRENT ASSETS:		
Deferred tax asset - non-current		88
Goodwill		(31)
Other non-current assets		57
Total assets	$	140
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate	$	25,818
Current liabilities		25,818
Total liabilities		25,818
EQUITY:		
Contributed capital		(23,807)
Retained deficit		(1,871)
Total equity		(25,678)
Total liabilities and equity	$	140

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE Liffe US, LLC
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Operating expenses	-
Pre-tax net loss	-
Income tax benefit	-
Net income	$ -

normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Repoı

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NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	51,516
Short-term Investments		15,885
Accounts receivable, net of allowance		162,034
Due from affiliates		634,687
Prepaid expenses and other current assets		4,043
Other Current Assets		134
Income tax receivable		2,388
Current assets		870,687
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		394,554
Accumulated depreciation		(78,710)
Property and equipment, net		315,844
NON-CURRENT ASSETS:		
Goodwill		1,564,001
Other intangibles, net		1,851,676
Other non-current assets		59,740
Other non-current assets		3,475,417
Assets		4,661,948
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		89,423
Accrued salaries and benefits		43,239
Deferred revenue		34,582
SEC fees payable		66,393
Current liabilities		233,637
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		393,998
Other non-current liabilities		72,929
Accrued employee benefits - long term		230,565
Deferred revenue - long term		82,273
Non-current liabilities		779,765
Liabilities		1,013,402
SHAREHOLDERS EQUITY:		
Contributed capital		(433,541)
Additional paid-in capital		67,817
Retained earnings		4,102,761
Accumulated other comprehensive income		(88,491)
Equity		3,648,546
Total liabilities and equity	$	4,661,948

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	671,948
Data services fees, net		219,195
Listing Fees		387,637
Other revenues		31,293
Affiliate revenue		70,641
Transaction based expenses		(549,303)
Total revenue, less transaction-based expenses		**831,411**
Compensation and benefits		124,426
Professional services		36,703
Technology and communication		23,783
Rent and occupancy		11,865
Selling, general and administrative		69,945
Depreciation and amortization		38,858
Affiliate expense		114,816
Operating expenses		**420,396**
Operating income		**411,015**
Interest income		25
Affiliate interest income		12,188
Interest expense		(39)
Other expense, net		10,037
Other expense, net		**22,211**
Pre-tax net income		**433,226**
Income tax expense		16,043
Net income		**417,183**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

NYSE National, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	180
Income tax receivable		27
Current assets		207
NON-CURRENT ASSETS:		
Goodwill		5,390
Other intangibles, net		2,000
Other non-current assets		1,065
Other non-current assets		8,455
Assets		8,662
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		294
Due to affiliates		7,923
Current liabilities		8,217
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		477
Non-current liabilities		477
Liabilities		8,694
SHAREHOLDERS EQUITY:		
Retained deficit		(32)
Equity		(32)
Total liabilities and equity	$	8,662

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	84
Total revenue	**84**
Compensation and benefits	373
Professional services	117
Operating expenses	**490**
Operating loss	**(406)**
Pre-tax net loss	**(406)**
Income tax benefit	373
Net loss	**(33)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	529
Accounts receivable, net of allowance		22,282
Due from Affiliates		188,156
Prepaid expenses and other current assets		2,330
Income tax receivable		228
Current assets		213,525
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		25,504
Accumulated depreciation		(15,945)
Property and equipment, net		9,559
NON-CURRENT ASSETS:		
Goodwill		332,000
Other intangibles, net		345,000
Other non-current assets		677,000
Assets		900,084
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		2,279
Accrued salaries and benefits		1,174
Current liabilities		3,453
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		98,808
Other non-current liabilities		6,304
Non-current liabilities		105,112
Liabilities		108,565
SHAREHOLDERS EQUITY:		
Additional paid-in capital		1,649
Retained earnings		789,858
Accumulated other comprehensive income		12
Equity		791,519
Total liabilities and equity	$	900,084

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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NYSE Technologies Connectivity, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	133,109
Affiliate revenue		4,736
Total revenue		**137,845**
Compensation and benefits		7,395
Professional Services		12
Acquisition-related transaction and integration costs		1,000
Technology and communication		20,514
Rent and occupancy		546
Selling, general and administrative		2,146
Depreciation and amortization		3,005
Affiliate expense		19,059
Operating expenses		**53,677**
Operating income		**84,168**
Affiliate interest income		3,844
Other expense, net		**3,844**
Pre-tax net income		**88,012**
Income tax benefit		1,548
Net income		**89,560**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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onExchange Board of Trade (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets	$	1
Total Assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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onExchange Clearing Corporation (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets	$	1
Total assets		1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Member equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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PDR Services LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:		
Other assets		1
Total assets	$	1
LIABILITIES AND EQUITY:		
EQUITY:		
Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Pit Trader, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	**$**	**1**

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		**1**
Total Equity	**$**	**1**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incorr taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.

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Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)

ASSETS:		
OTHER NON-CURRENT ASSETS:		
Investment in affiliates		1,989
	Other non-current assets	1,989
	Assets	1,989
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates		1,638
	Current liabilities	1,638
EQUITY:		
Retained earnings		351
	Equity	351
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		9
Net income	$	9

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

:WORLD

QW HOLDINGS , LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(In thousands)

ASSETS:		
Cash and cash equivalents	$	1
Due from affiliates, net		5,370
'ent assets		5,371
ıl assets		5,371
Retained earnings	$	4,198
Contributed capital		1,173
ity		5,371
ıl equity	$	5,371

ın of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally inancial statements prepared in accordance with accounting principles generally accepted in the United States of America have been ır omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at 1, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that ɛs not include all of the information required by generally accepted accounting principles for complete financial statements. These tements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year nber 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		123
Pre-tax net income		123
Income tax expense		-
Net income	$	123

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,246
Accounts receivable, net of allowance		29,199
Prepaid expenses and other current assets		1,378
Due from affiliates		5,939
Current assets		40,762
PROPERTY AND EQUIPMENT		
Property and equipment cost		
Accumulated depreciation		
Property and equipement, net		
OTHER NON-CURRENT ASSETS:		
Goodwill		276,704
Other intangibles, net		133,608
Deferred tax assets- noncurrent		952
Other non-current assets		411,264
Assets		452,324
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		4,076
Accrued salaries and benefits		3,756
Income tax payable		438
Deferred revenue		63
Current liabilities		8,333
NON-CURRENT LIABILITIES:		
Deferred tax liabilities- noncurrent		39,347
Non-current liabilities		39,347
Liabilities		47,680
SHAREHOLDERS EQUITY:		
Contributed capital		228
Retained earnings		405,520
Equity		405,748
Total liabilities and equity	$	453,428

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

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SECURITIES EVALUATIONS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	$	62,037
Total revenue		**62,037**
Compensation and benefits		9,323
Professional services		4,839
Acquisition-related transaction and integration costs		2,065
Technology and communication		12,449
Rent and occupancy		699
Selling, general and administrative		39
Depreciation and amortization		11,838
Operating expenses		**41,252**
Operating income		**20,785**
Other expense, net		63
Other expense, net		**63**
Pre-tax net income		**20,722**
Income tax benefit		6,870
Net income		**27,592**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4,870
Accounts receivable, net of allowance		2,307
Due from Affiliates		213,689
Prepaid expenses and other current assets		5,217
Current assets		226,083
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		332,935
Accumulated depreciation		(172,516)
Property and equipment, net		160,419
Assets		386,502
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		14,330
Accrued salaries and benefits		6,420
Income Tax Payable		3,011
Current liabilities		23,761
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - current		11,711
Other non-current liabilities		5,010
Non-current liabilities		16,721
Liabilities		40,482
SHAREHOLDERS EQUITY:		
Additional paid-in capital		10,557
Retained earnings		335,463
Equity		346,020
Total liabilities and equity	$	386,502

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Transaction and clearing fees, net		
Data services fees, net	$	14,673
Affiliate revenue		106,229
Total revenue		**120,902**
Compensation and benefits		34,594
Professional services		1,559
Technology and communication		26,885
Rent and occupancy		487
Selling, general and administrative		568
Depreciation and amortization		32,567
Operating expenses		**96,660**
Operating income		**24,242**
Pre-tax net income		**24,242**
Income tax expense		3,538
Net income		**20,704**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates	$	2,764
Current assets		2,764
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
Other non-current assets		281
Assets		3,045
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		-
Liabilities		-
SHAREHOLDERS EQUITY:		
Retained earnings		3,045
Equity		3,045
Total liabilities and equity	$	3,045

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	**0**
Selling, general and administrative	0
Operating expenses	**0**
Operating income	**0**
Other expense, net	**0**
Pre-tax net income	**0**
Income tax expense	0
Net income	**0**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Strike Network Services LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	12
Due from affiliates		21
Current assets		33
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		400
Accumulated depreciation		(59)
Property and equipment, net		341
Assets		374
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		374
Equity		374
Total liabilities and equity	$	374

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Depreciation and amortization	58
Operating expenses	**59**
Operating loss	**(59)**
Pre-tax net loss	**(59)**
Net loss	**(59)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

StrikeNET LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	26
Due from affiliates		92
Current assets		118
Assets		118
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
Current liabilities		0
Liabilities		0
SHAREHOLDERS EQUITY:		
Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

StrikeNET LLC

STATEMENT OF INCOME

Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Operating expenses	**1**
Operating loss	**(1)**
Pre-tax net loss	**(1)**
Net loss	**(1)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Swap Trade LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	2,295
Restricted cash		755
Accounts receivable, net of allowance		4
Prepaid Expenses and Other Current Assets		6
Due from affiliate		10,041
Current assets		13,101
Total assets	**$**	**13,101**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	1
Current liabilities		1
EQUITY:		
Contributed capital		9,200
Retained earnings		3,900
Equity		**13,100**
Total liabilities and equity	**$**	**13,101**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of noı recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all (information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

ICE Swap Trade LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

REVENUES:	
Transaction fees	$ 3,388
Operating revenues	3,388
OPERATING EXPENSES:	
Compensation and benefits	22
Professional services	1
Technology Expenses	93
Rent and occupancy	33
Selling, general & administrative	24
Service and license fees to affiliate	1,304
Operating expenses	**1,477**
Operating income	**1,911**
Other expense	**(2)**
Net income	**$ 1,909**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Tap and Trade Inc (dormant)
Balance Sheet
As Of December 31, 2017
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD®

The Clearing Corporation
Balance Sheet
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,036
'Income tax		0
Current Assets		1,036
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment cost		1,941
Accumulated depreciation		(1,941)
Property and Equipment, Net		0
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other intangibles assets, net		425
Other non-current assets		22,939
Assets	$	23,975
LIABILITIES and EQUITY:		
NON CURRENT LIABILITIES:		
Deferred Tax Liabilities -Non Current		(889)
Other non-current liabiities		(889)
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	13
Due from affiliates, net		268
Current liabilities		281
Liabilities		(608)
EQUITY:		
Contributed capital		90,245
Retained deficit		(65,662)
Total Equity		24,583
Total Liabilities and Equity	$	23,975

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

The Clearing Corporation
Statement of Income
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Revenues:		
Other revenue	$	67
Affiliate revenue		0
Total revenue		67
Expenses:		
Professional services		2
Selling, general and administrative		103
Depreciation and amortization		2,555
Operating expenses		2,660
Operating loss		(2,593)
Interest income		3
Other income		3
Pre-tax net loss		889
Income tax expense		(2,589)
Net loss	$	(1,700)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	31
Income Tax Receivable		3
Current assets		34
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		5,697
Accumulated depreciation		(4,533)
Property and equipment net		1,164
OTHER NON-CURRENT ASSETS		
Investment in subsidiary		168
Other non-current assets		5
Other non-current assets		173
Total assets	$	**1,371**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	54
Accrued salaries and benefits		195
Due to affiliates		17,081
Deferred revenue		16
Current liabilities		17,346
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		310
Other noncurrent liabilities		1
NonCurrent Liabilities		311
Total liabilities		**17,657**
EQUITY:		
Additional paid-in capital		4,838
Net deficit		(21,124)
Equity		**(16,286)**
Total liabilities and equity	$	**1,371**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Other revenue	$	62
Operating revenues		**62**
OPERATING EXPENSES:		
Compensation and benefits		436
Professional services		63
Mergers and acquisition expenses		
Rent and other occupancy		48
Technology and communcations		96
Selling, general & administration		6
Amortization & depreciation expense		730
Service & license fees to affiliates		362
Operating expenses		**1,741**
Operating loss		**(1,679)**
Income tax benefit		**835**
Net loss	$	**(844)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	6,026
Current assets		6,026
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current		20
Goodwill		8,744
Other non-current assets		8,764
Total assets	$	**14,790**
EQUITY:		
Contributed Capital	$	10,880
Retained Earnings		3,910
Equity		**14,790**
Total liability and equity	$	**14,790**

inion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal ; adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain ion normally included in financial statements prepared in accordance with accounting principles generally accepted in the tates of America have been condensed or omitted. These financial statements do not include income taxes accounting and ethod accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of :inental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by accepted accounting principles for complete financial statements. These financial statements should be read in ion with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, ich are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

TradeCapture OTC Holdings Inc.
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Pre-tax net loss		-
Income tax expense		(10)
Net loss	$	**10**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2016 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2016, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT		
Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	2,000
Current liabilities		2,000
Total liabilities		**2,000**
EQUITY:		
Contributed capital		1,519
Retained deficit		(3,519)
Equity		**(2,000)**
Total liabilities and equity	**$**	**(0)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norn recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the auditec financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statemer should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.

ICE TRADE THE WORLD™

Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(In thousands)

Total Revenue	$ -
OPERATING EXPENSES:	
Amortization & depreciation expense	$ -
Operating expenses	0
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

When-Tech LLC
Balance Sheet
As Of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	899
Accounts receivable, net of allowance		752
Current Assets		1,651
PROPERTY PLANT AND EQUIPMENT:		
Property and Equipment Cost		8,307
Accumulated Depreciation		(5,646)
Property and Equipment Net		2,661
OTHER NONCURRENT ASSETS		
Goodwill		16,237
Other Intangibles, net		0
Other Noncurrent Assets		16,237
Total Assets	$	20,549
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	26
Accrued salaries and benefits		418
Due to affiliate		1,891
Deferred revenue		295
Current Liabilities		2,630
Total Liabilities		**2,630**
EQUITY:		
Contributed capital		23,496
Retained deficit		(5,577)
Member equity		**17,919**
Total liabilities and equity	$	20,549

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

When-Tech LLC
Income Statement
Year Ended December 31, 2017
(Unaudited)
(in thousands)

REVENUES:		
Market data fees, revenue	$	5,107
Operating revenues		**5,107**
OPERATING EXPENSES:		
M&A Expenses		0
Compensation and benefits		2,394
Professional services		0
Rent and occupancy		299
Technology and communication		20
Selling, general and administrative		75
Depreciation and amortization		2,151
Service and license fees to affiliate		1,527
Operating Expenses		**6,466**
Net loss	**$**	**(1,359)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	3
Due from affiliates		
Current assets		3
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		112
Accumulated depreciation		(52)
Property and equipment, net		60
Assets		63
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to afilliates		118
Current liabilities		118
Liabilities		118
SHAREHOLDERS EQUITY:		
Retained deficit		(55)
Equity		(55)
Total liabilities and equity	$	63

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD

Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2017
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	**0**
Selling, general and administrative	1
Depreciation and amortization	52
Operating expenses	**53**
Operating loss	**(53)**
Pre-tax net loss	**(53)**
Net loss	**(53)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ICE TRADE THE WORLD

Yellow Jacket
Balance Sheet
As Of December 31, 2017
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash & Equivalents	$	(5)
Accounts receivable, net of allowance		2,321
Prepaid expenses and other current assets		11
Current assets		2,327
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		30,035
Accumulated depreciation		(22,530)
Property and equipment net		7,505
OTHER NONCURRENT ASSETS		
Goodwill		62,065
Other intangibles, net		1,682
Other noncurrent assets		63,747
Total assets	**$**	**73,579**
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	62
Accrued salaries and benefits		1,532
Deferred revenue		2,259
Due to affiliate		42,850
Current liabilities		46,703
NONCURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		2,204
Noncurrent liabilities		2,204
Total liabilities		**48,907**
MEMBER EQUITY:		
Member capital		55,107
Additional paid-in capital		9,046
Retained Deficit		(39,481)
Member equity		**24,672**
Total liabilities and member equity	**$**	**73,579**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certair information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting an equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunct with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, whi are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice TRADE THE WORLD™

Yellow Jacket
Income Statement
As Of December 31, 2017
(Unaudited)
(In thousands)

REVENUES:		
Data service fees	$	5,678
Operating revenues		**5,678**
OPERATING EXPENSES:		
Compensation and benefits		6,234
Professional services		107
Rent and other occupancy		1,140
Technology and communication		264
Selling, general & administration		214
Amortization & depreciation expense		5,827
Service & license fees to affiliates		984
Operating expenses		**14,770**
Pre-tax loss		(9,092)
Income tax benefit		(4,858)
Net loss	**$**	**(4,234)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2017 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2017, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

ice

ICE Corporate Structure as of June 2018

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.[7] (NYSE: ICE)
Maroon Holding, LLC (~66% ICE, Inc.)
MERSCORP Holdings, Inc.
Mortgage Electronic Registration Systems, Inc.
Interactive Data Holdings Corporation (Refer to page 4 for full structure)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
Hawk Enterprises 1, Inc.
Hawk Enterprises 2, LLC
Securities Evaluations, Inc.[5]
Intercontinental Exchange Property Protection, Inc.
ICE Data Derivatives, Inc.
Intercontinental Exchange Israel Ltd.
Super Derivatives (Singapore) Pte. Ltd.
Super Derivatives (India) Private Limited (99.99% Super Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
Super Derivatives UK Limited
Super Derivatives (Australia) Pty Limited
ICE Data Indices, LLC
ICE 4165, LLC
Enterprises Aviation, LLC
ICE 5660, LLC
ICE eConfirm LLC
When-Tech LLC
Pit Trader LLC
ICE Brazil Technology, LLC
10531561 Canada Inc.
ICE NGX Canada Inc.
CalRock Brokers Inc.
ICE NGX U.S. Inc.
Alberta Watt Exchange Ltd.
ICE Trade Vault, LLC[3]
DCFB LLC
ICE Markets Inc.
ICE Markets Corporation
ICE Data Management Group, LLC
ICE Data Investment Group, LLC
ICE Data, LP Controller ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99% LP)
ICE U.S. OTC Commodity Markets, LLC[3]
Chatham Energy, LLC
ICE Futures U.S., Inc.[3] (fka Board of Trade of City of New York Inc.)
ICE Clear U.S., Inc.[3] (fka New York Clearing Corporation Inc.)
eCops, LLC
New York Futures Clearing Corporation (Dormant)
Commodities Exchange Center (Dormant)
NYSE LIFFE Holdings, LLC
NYSE LIFFE US LLC
BRIX Holding Company, LLC
Ballista Holdings, LLC
ICE Execution Services, LLC (fka Ballista Securities LLC)
Trebuchet Holdings, LLC
Yellowjacket Inc.
ICE Credit Hub, LLC
ICE Swap Trade, LLC[3]
Creditex Holdco, LLC
ICE U.S. Holding Company GP LLC
ICE US Holding Company LP LLC
ICE U.S. Holding Company LP (GP: ICE U.S. Holding Company GP LLC; Class A Limited Partner: Intercontinental Exchange Holdings, Inc.; Class B Limited Partner: ICE US Holding Company LP LLC)
The Clearing Corporation[3] (Dormant)
ICE Clear Credit LLC[3, 5]
Clearing Corporation for Options and Securities (Dormant)
Guaranty Clearing Corporation (Dormant[3])
Chicago Depositary, Inc. (Dormant)
onExchange Board of Trade (Dormant[3])
onExchange Clearing Corporation (Dormant[3])
Creditex Holdco Limited
Creditex Brokerage Holdco Ltd
Creditex Group, Inc.
ICE Processing, LLC (fka T-Zero Processing Services LLC)
Creditex, LLC
CreditTrade, Inc.
Creditex Singapore Pte Limited
Creditex Securities Corporation[3, 4, 5, 6 & 18]
QW Holdings, LLC
Q-WIXX B Sub, LLC
Q-WIXX International Limited
TradeCapture OTC Holdings, Inc.
TradeCapture OTC Corp
Tap and Trade, Inc.
Radiate, Inc.
NYSE Holdings LLC (Refer to Page 2 for full structure)
Intercontinental-Exchange International, Inc. (<1% CreditTrade, Inc., >99% NYSE Holdings LLC)
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17 ALBERTA SECURITIES COMMISSION
18 MUNICIPAL SECURITIES RULEMAKING BOARD

Foreign Indirect Affiliate | UNITED STATES

ICE Corporate Structure as of June 2018

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ice
INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
NYSE Holdings LLC
Intercontinental-Exchange International, Inc. <1% CreditTrade, Inc., >99% NYSE Holdings LLC
ICE UK GP, LLC
ICE UK LP, LLC
ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%, NYSE Holding BV <1%)
ICE Europe Parent Limited
Refer to Page 3 for full ICE Europe Parent Ltd Org Structure
NYSE Group, Inc.
NYSE (International) B.V.
NYSE (Holding) BV
NYSE Finance BV
NYSE IP LLC
Wombat Technologies Development Limited
NYSE ARCA LLC
NYSE Technologies Canada Ltd.
NYSE Arca, Inc(5)
NYSE American LLC (formerly NYSE MKT LLC)(5)
New York Stock Exchange LLC(5)
Archipelago Trading Services, Inc. (4, 5)
Archipelago Securities LLC (4, 5)
NYSE National, Inc.(5)
Kondor Merger Sub, Inc.
NYSE Amex Options LLC (47.2% NYSE MKT LLC, 52.8% NYSE Market (DE), Inc.)
PDR Services LLC
NYSE Market (DE), Inc.
FINRA/NYSE Trade Reporting Facility LLC
NSX Securities LLC
Stock Clearing Corporation
Securities Industry Automation Corporation
NYSE Technologies Connectivity, Inc.
ICE Data Services Wireless LLC
ICE Atrium Inc.
StrikeNET LLC
Electric Railroad LLC
Glacier Lake Transmission Services Ltd.
Highway Networks LLC
Internet Services Telco LLC
Strike Network Services LLC
Wireless Internetwork LLC
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
Foreign Indirect Affiliate
UNITED STATES

ICE Corporate Structure as of June 2018

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


ice
KEY TO REGULATED ENTITIES
1 MANITOBA SECURITIES COMMISSION
2 UK FINANCIAL CONDUCT AUTHORITY
3 US COMMODITY FUTURES TRADING COMMISSION
4 US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5 US SECURITIES AND EXCHANGE COMMISSION
6 NATIONAL FUTURES ASSOCIATION (NFA)
7 Publicly listed company subject to the rules and requirements of the NYSE and SEC
8 BANK OF ENGLAND (BoE)
9 FCA Regulated Recognised Investment Exchange (RIE)
10 BoE Supervised Recognised Clearing House (RCH)
11 FEDERAL RESERVE BOARD OF GOVERNORS
12 MONETARY AUTHORITY OF SINGAPORE
13 NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14 DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15 ESMA REGISTERED TRADE REPOSITORY
16 AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
ICE Europe Parent Limited
Aether IOS Limited
NYSE Brazil Holding BV
5509794 Manitoba Inc.
ICE Futures Canada, Inc. (1)
ICE Clear Canada, Inc. (1)
Exchange Participations Limited (Aether IOS Limited owns 100% of issued ordinary shares; the preferred shareholders are: ICE Futures Europe owns 46%; ICE Futures U.S., Inc. owns 18%, ICE Endex Markets B.V. owns 18% & ICE Endex Gas Spot Ltd. owns 18%)
Intercontinental Exchange Germany GmbH
ICE Processing International Limited (fka T-Zero International Limited)
IntercontinentalExchange Holdings (Aether IOS Limited owns 100% of issued ordinary shares; Exchange Participations Limited owns 100% of issued preferred shares)
Creditex UK Limited
Creditex Brokerage LLP (2, 3 & 6) Designated Members: Creditex UK Ltd and Creditex Brokerage Holdco
Intercontinental Exchange Switzerland GmbH
ICE Overseas Limited
ICE Endex Holding B.V.
ICE Endex Markets B.V.(13, 14)
ICE Endex Gas Spot Ltd.
Intercontinental Exchange Belgium BVBA
ICE Asia Holdings Limited
ICE Singapore Holdings Pte. Ltd (12)
ICE Futures Singapore Pte. Ltd (12)
ICE Clear Singapore Pte. Ltd (12)
Credit Market Analysis Limited
Quotevision Limited
Financial Data Exchange Limited
Credit Market Analysis USA, Inc.
ICE Clear Netherlands B.V. (13,14)
ICE Markets Limited(2)
ICE Clear Europe Limited(3, 5 &10)
ICE Clear EU CDS LLP (ICE Clear Europe Limited 50%, IntercontinentalExchange Holdings 50%)
ICE Clear UK Limited (DORMANT)
ICE Futures Holdings Limited
ICE Education Limited
International Petroleum Exchange Limited (DORMANT)
ICE Futures Holdco No. 1 Limited
ICE Futures Holdco No. 2 Limited
ICE Futures Europe (fka ICE Futures)(ICE Futures Holdco No. 1 Ltd 99%, ICE Futures Holdco No. 2 Ltd 1%)(9)
ICE Futures Limited (fka ICE Futures Market Services Limited)(DORMANT)
ICE Data Services Limited
ICE Data Holdings Ltd (ICE Data Services Ltd 80%, ICE Holdings 20%)
ICE Data LLP (ICE Data Holdings Ltd 99%, ICE Holdings 1%)
Finexeo UK Limited
ICE Trade Vault Europe Limited(15)
The International Petroleum Exchange of London Limited (DORMANT)
IPE Holdings Limited (DORMANT)
Climate Exchange Limited (DORMANT)
ECX Limited (DORMANT)
Climate Exchange plc
European Climate Exchange Limited (Climate Exchange plc 49%, Chicago Climate Exchange 51%)
European Climate Exchange (London) Limited
Climate Exchange (Europe) Limited
Insurance Futures Exchange Services Limited
Climate Spot Markets Limited
Climate Spot Exchange Limited (DORMANT)
Chicago Climate Exchange, Inc.
Chicago Climate Futures Exchange, LLC(3) (Dormant)
NYSE Holdings UK Limited
NYSE (UK) Limited
LIFFE (Holdings) Limited
LIFFE Services Limited(2)
LIFFE Administration and Management(9)
Imperium Centre Limited
ICE Benchmark Administration Limited(2)
Foreign Indirect Affiliate
UNITED STATES

ICE Corporate Structure as of June 2018

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED


INTERCONTINENTAL EXCHANGE, INC.(7) (NYSE: ICE)
Interactive Data Holdings Corporation
Igloo Intermediate Corporation
ICE Data Services, Inc.
Interactive Data Real-Time Group, Inc.
Interactive Data Luxembourg Holding S.A.R.L
Interactive Data Real-Time Services, Inc.
ICE Data Analytics, LLC
Interactive Data Online Properties, Inc.
ICE Data Pricing & Reference Data, LLC (5)
IDCO Canada Holldings Inc.
Interactive Data Luxembourg Management S.A.R.L
Interactive Data Canada Inc.
Interactive Data Cayman Ltd.
IDCO Worldwide Holdings Ltd.
IDCO Overseas Cap. Mgt. Ltd
IDCO Overseas Holdings Ltd.
Interactive Data (Ireland) Ltd.
Interactive Data (Europe) Ltd.
Interactive Data (Jersey) Ltd.
ICE Data Services Hong Kong Limited
ICE Data Services Australia Pty Ltd (16)
Interactive Data Desktop Solutions (Europe) Ltd. (2)
Interactive Data Corp. France S.A.S
ICE Data Services Singapore Pte Ltd
ICE Data Services Japan KK
Interactive Data Kler's S.r.l
Interactive Data Finance (UK) Ltd.

KEY TO REGULATED ENTITIES

1	MANITOBA SECURITIES COMMISSION
2	UK FINANCIAL CONDUCT AUTHORITY
3	US COMMODITY FUTURES TRADING COMMISSION
4	US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5	US SECURITIES AND EXCHANGE COMMISSION
6	NATIONAL FUTURES ASSOCIATION (NFA)
7	Publicly listed company subject to the rules and requirements of the NYSE and SEC
8	BANK OF ENGLAND (BoE)
9	FCA Regulated Recognised Investment Exchange (RIE)
10	BoE Supervised Recognised Clearing House (RCH)
11	FEDERAL RESERVE BOARD OF GOVERNORS
12	MONETARY AUTHORITY OF SINGAPORE
13	NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14	DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15	ESMA REGISTERED TRADE REPOSITORY
16	AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)

Foreign Indirect Affiliate | UNITED STATES